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SE 08026304 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Classic Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP TOUR BLVD
(No. and Street)

Ponte Vedra FL 32082
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter R Lee 904-285-6443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Griggs Group CPA's
(Name – *if individual, state last, first, middle name*)

238 Ponte Vedra Park Dr Suite 201 Ponte Vedra FL 32082
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter R Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Classic Securities, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLEY R BOST
MY COMMISSION # DD745939
EXPIRES January 03, 2012
(407) 398-0153 FloridaNotaryService.com

Signature

President

Title

Kelley R. Bost

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Classic Securities, Inc.

Financial Statements
For the Years Ended December 31, 2007 and 2006
and
Report of Independent Certified Public Accountants
Pursuant to Rule 17a-5 of the Securities
and Exchange Commission

* * * * * * * * * * * * *

American Classic Securities, Inc.

Table of Contents

	Page(s)
Report of Independent Certified Public Accountants	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Schedules:	
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission	10

The Griggs CPAs

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Report of Independent Certified Public Accountants

To the Board of Directors
American Classic Securities, Inc.

We have audited the accompanying balance sheet of American Classic Securities, Inc., (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Securities, Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a, whole. The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Griggs Group, CPA

Ponte Vedra Beach, Florida
February 14, 2008

238 Ponte Vedra Park Drive, Suite 201 Ponte Vedra Beach, FL 32082 T:904-280-2053 - F:904-280-2055 TheGriggsGroup.com

American Classic Securities, Inc.
Balance Sheets

	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 106,413	$ 38,735
Commissions receivable	49,672	54,834
Due from parent	6,400	-
Prepaid registration fees	14,443	18,820
Total current assets	$ 176,928	$ 112,389
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 26,306	$ 32,182
Accounts payable	3,011	8,743
Agent deposits	2,700	1,750
Due to parent	-	711
Advance for agent registration fees	11,375	-
Total current liabilities	43,392	43,386
Stockholders' equity:		
Common stock - $1 par value, 1,000 shares authorized; 100 shares issued and outstanding	100	100
Paid-in capital	88,400	88,400
Retained earnings (accumulated deficit)	45,036	(19,497)
Total stockholders' equity	133,536	69,003
Total liabilities and stockholders' equity	$ 176,928	$ 112,389

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions	$ 612,672	$ 578,349
Total revenue	612,672	578,349
Operating expenses:		
Commissions	368,028	368,549
Management fee	149,944	162,601
Administrative and operating	41,578	38,926
Registration fees	14,805	13,796
Licenses and permits	12,374	16,669
Legal and arbitration fees	5,414	2,735
Bonding	784	250
Total operating expenses	592,927	603,526
Income (loss) from operations	19,745	(25,177)
Other income:		
Interest income	488	190
Other income	38,596	1,341
Total other income	39,084	1,531
Income (loss) before income taxes	58,829	(23,646)
Income tax (benefit) expense	(5,704)	6,281
Net income (loss)	$ 64,533	$ (29,927)

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2007 and 2006

	Common Stock	Paid -In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2005	$ 100	$ 88,400	$ 10,430	$ 98,930
Net loss	-	-	(29,927)	(29,927)
Balance at December 31, 2006	100	88,400	(19,497)	69,003
Net income	-	-	64,533	64,533
Balance at December 31, 2007	$ 100	$ 88,400	$ 45,036	$ 133,536

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 64,533	$ (29,927)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	-	6,281
Changes in operating assets and liabilities:		
Commissions receivable	5,162	(13,182)
Prepaid expenses	4,377	(2,761)
Commissions payable	(5,876)	11,323
Due to/from parent	(7,111)	27,574
Agent deposits	950	1,750
Accounts payable	(5,732)	6,318
Agent advances	11,375	-
Net cash provided by operating activities	67,678	7,376
Net increase in cash and cash equivalents	67,678	7,376
Cash and cash equivalents - beginning	38,735	31,359
Cash and cash equivalents - ending	$ 106,413	$ 38,735

See accompanying summary of accounting policies and notes to financial statements.

1. Significant Accounting Policies:

Organization

American Classic Securities, Inc. (the "Company"), a wholly owned subsidiary of Agent Investors Holding Company, Inc. ("AIHC"), is registered in all 50 states as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has approximately 57 affiliated agents dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Recognition

Commission income is recorded as earned on a trade-date basis.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS 109, deferred income taxes are determined based on the difference between financial statement and tax basis of assets and liabilities as measured by the enacted tax rates in effect when these differences reverse. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income. The Company is included in the consolidated federal and state income tax returns filed for Agent Investors Holding Company, Inc. The Company accounts for income taxes as if it were a separate taxpayer, taking into account the utilization of the Company's tax attributes in the consolidated group. Under the Company's tax sharing agreement, the Company is reimbursed by other members of the group when its tax attributes are used.

1. **Significant Accounting Policies (Continued):**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Related Party Transactions:**

The Company and AIHC have entered into an administrative agreement, whereby the Company pays AIHC a management fee to provide personnel, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $149,944 and $162,601 for 2007 and 2006, respectively.

3. **Income Taxes:**

Operations of the Company resulted in income tax (benefit) provision as follows:

	December 31, 2007	December 31, 2006
Deferred taxes	$ (5,704)	$ (7,094)
Change in valuation allowance	-	13,375
	$ (5,704)	$ 6,281

Deferred tax assets at December 31, 2007 and 2006 are comprised of the following:

	December 31, 2007	December 31, 2006
Net operating loss carryforwards	$ 20,089	$ 42,373
Less valuation allowance	(20,089)	(42,373)
Net deferred tax asset	$ -	$ -

3. Income Taxes (Continued):

Realization of deferred tax assets is dependent upon generating sufficient taxable income in future years. The Company has approximately $141,244 of net operating loss carryforwards that expire in 2021. Because of the uncertainty related to the realization of the deferred tax assets, the Company has maintained a valuation allowance, except to the extent that management expects to utilize its deferred tax assets in the foreseeable future. As of December 31, 2007, the Company believes that based on projections of future taxable income and recent historical years of taxable income, it is not more likely than not that a portion of the deferred tax assets will be realized and accordingly, has fully reserved its deferred tax assets.

4. Contingencies:

In the normal course of its business operations, the Company is involved in routine litigation from time to time, which arise in the normal course of business. In management's opinion, based upon the advice of outside legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

5. Financial Instruments:

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and a net capital requirement of $92,575 and $5,000, respectively, and the Company's net capital ratio was .47 to 1. At December 31, 2006, the Company had net capital and a net capital requirement of $30,213 and $5,000, respectively, and the Company's net capital ratio was 1.44 to 1. Accordingly, at December 31, 2007 and 2006, the Company was in compliance with its net capital requirement.

American Classic Securities, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Net capital:		
Total stockholder's equity per financial statements		$ 133,536
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		133,536
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		133,536
Less non-allowable assets		
Rule 12b-1 fees receivable in excess of commissions payable	$ (20,119)	
Prepaid expenses	(14,443)	-
Due to/from related party	(6,400)	(40,962)
Net capital		$ 92,574
Aggregate indebtness ("AI"):		
Total liabilities per financial statements		$ 43,392
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital		$ 87,574
Net capital less 10% of AI		$ 88,235
Ratio: Aggregate indebtness to net capital		.47 to 1

The computation of net capital does not materially differ from the Company's Focus IIA report filed for the period ended December 31, 2007.

American Classic Securities, Inc.
Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented the following supplemental schedules in its financial statements:

1. Compensation for Determination of Reserve Requirements Under Rule 15c3-3 and

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3 due to the exempt provisions under Section (K)(2)(i) of Rule 15c3-3.

The Griggs Group CPAs

Eric Griggs, CPA
Scott Heller CPA
James Peavey, CPA
Peter Reynolds, CPA
Michael Schnell, CPA

BDO Seidman Alliance

Report of Independent Certified Public Accountants on Internal Control

Board of Directors
American Classic Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Classic Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Griggs Group, CPAs

Ponte Vedra Beach, Florida
February 14, 2008

END